Exhibit 99.1

Management’s Discussion and Analysis

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2018

DATED: MAY 7, 2018

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3
Caution Regarding Forward-looking Statements	3
Company Overview	5
Vision	5
Financial Performance Review	6
Liquidity and Capital Resources	19
Risk Management	22
Non-IFRS Financial Measures	23
Critical Accounting Estimates	28
Changes in Accounting Policies	29
Controls and Procedures	31

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 7, 2018 and presents an analysis of the financial condition of Mogo Finance Technology Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months ended March 31, 2018 compared with the corresponding period in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months ended March 31, 2018 and 2017. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Adulting 101”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade-marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements and annual information form can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including revenue excluding loan fees, contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, charge-off rate, average revenue per member, Mogo members, and gross loans receivable (long-term and short-term), to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non-IFRS Financial Measures”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue (including interest revenue), expenses and operations, key performance indicators, provision for loan losses (net of recoveries), delinquencies ratios, anticipated cash needs and the need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third-party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s customers and the marketplace of new technologies and solutions.

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Management’s Discussion and Analysis

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 6, 2018 for the year ended December 31, 2017 available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference, including but not limited to risks related to: our history of losses and our recent, rapid growth; our negative operating cash flow; disruptions in the credit markets may affect our ability to access additional capital through issuances of equity and debt securities; our new products and platform enhances do not achieve sufficient market acceptance; changes in the regulatory environment or in the way regulations are interpreted; security breaches of members’ confidential information; changes in economic conditions may increase member default rates; material changes to the interest rate charged to our members and paid to our lenders; the concentration of our debt funding sources and our ability to access additional capital from those sources; the early payment triggers and covenants under our credit facilities; collection, processing, storage, use and disclosure of personal data and its related privacy considerations; protecting our intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in our software; the adequacy of our allowance for loan losses; the reliability of our credit scoring model; access to reliable third-party data; our risk management efforts; our operating risk and insurance coverage; our levels of indebtedness; our marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by our employees and third-party service providers; our ability to collect payment and service the products we make available to our members; our reliance on data centers to deliver our services and any disruption thereof; competition in our industry; the reliability of information provided by members; our reliance on key personnel; competition for employees; preserving our corporate culture; and risks related to litigation. Although the forward-looking statements contained in this MD&A are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events.

An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo — a Vancouver-based financial technology company — is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, personal loans and the MogoCrypto account which enables the buying and selling of bitcoin. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products. With more than 600,000 members and growing, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding, this MD&A:

•	Subsequent to the first quarter of 2018, commenced trading on the NASDAQ Capital Market under the symbol “MOGO”.

•	Subsequent to the first quarter of 2018, extended the term of our strategic marketing collaboration agreement with Postmedia (which originally provided for a three year term and a minimum media value of $50 million), for an additional two years, to the end of 2020, with an additional minimum media value of $30 million over those two years. The extended agreement (which originally provided for Postmedia to receive a revenue sharing payment calculated as a percentage of our revenues) provides for Postmedia to instead receive a fixed cash quarterly payment, equal to the amount Postmedia received as its revenue share payment for Q4 2017.

•	Launched MogoCrypto during the first quarter of 2018, enabling members to buy and sell bitcoin at real-time prices instantly from their mobile devices.

•	Expanded blockchain initiatives including commencement of small scale bitcoin mining hosted by DMG Blockchain Solutions.

•	Issued 3.75 million common shares for proceeds of $24.4 million, net of issuance costs in the fourth quarter of 2017.

•	Launched MogoProtect in the fourth quarter of 2017, a new digital solution to help consumers protect against identity fraud.

•	Finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other”) with Fortress in the third quarter of 2017. The new credit facility was used to repay and replace Mogo’s existing $30 million facility with Fortress (“Credit Facility – ST”), has a lower effective interest rate, and extends the maturity date by two years to July 2, 2020.

•	Expanded into New Brunswick, Newfoundland, Prince Edward Island and Manitoba during 2017.

•	Created a class of preferred shares, issuable in one or more series in the third quarter of 2017.

•	Raised $15.0 million through the issuance of convertible debentures in the second quarter of 2017.

•	Launched MogoMortgage, a digital first mortgage solution in the first quarter of 2017.

•	Launched the digital MogoCard product in first quarter of 2017.

•	Launched Canada’s first free monthly credit score monitoring product in the fourth quarter of 2016.

•	Launched Mogo’s new digital platform including the MogoAccount and iOS app in the third quarter of 2016 enabling Mogo to continue to build Canada’s leading digital financial services experience.

Vision

Mogo is on a mission to help Canadians take control of their financial health with solutions that are easy to use, transparent, and unconventionally fun. We focus on bringing innovation to a world dominated by big banks, hidden fees and old ways of dealing with money. By leveraging technology and design we are transforming the way Canadians manage their finances.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Revenue, subscription and services, gross profit, funding interest expense, contribution(1), contribution margin(1), adjusted EBITDA(1) , adjusted net income (loss) (1), cash provided by (used in) operating activities before investment in loans receivable(1), charge-off rate(1), average revenue per member(1), and Mogo members(1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and ARPM)
	Three months ended March 31,		Percentage
	2018	2017	Change

IFRS Measures
Revenue	$14,333	$11,281	27%
Subscription and services	4,970	2,368	110%
Gross profit	9,371	7,458	26%
Funding interest expense	1,972	1,606	23%

Non-IFRS Measures(1)
Revenue excluding loan fees	$10,388	$6,500	60%
Contribution	5,438	3,911	39%
Contribution margin	38%	35%
Adjusted EBITDA	303	257	18%
Adjusted net income (loss)	(4,871)	(3,793)	28%
Cash provided by (used in) operating activities before investment in gross loans receivable	(227)	1,260	n/a
Charge-off rate	13.7%	19.7%
Average revenue per member (“ARPM” in $)	25	30	(18)%

	As at		Percentage
	March 31, 2018	March 31, 2017	Change
Non-IFRS Non-Financial Measures(1)
Mogo Members (000s)	604	396	53%

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Revenue

Revenue grew by 27.0% to $14.3 million for the three months ended March 31, 2018 compared to $11.3 million for the three months ended March 31, 2017. This increase was primarily driven by strong growth in Subscription and services, which more than doubled compared to the same period last year. Interest revenue also contributed to revenue growth as the Company continued to grow its long-term loan receivables. In the first quarter of 2018, Loan fees continued to decline as the Company continued its strategic shift away from this product. The Company expects this trend to accelerate in 2018.

Subscription and services

The launch of Mogo’s mobile-first digital platform and account in the third quarter of 2016 dramatically expanded the Company’s opportunity to launch new products including MogoCard, MogoMortgage MogoProtect, MogoCrypto and other premium account solutions. These products are included in the Company’s higher margin subscription and services, which today is the Company's primary driver of revenue growth. In addition, the Company commenced bitcoin mining operations in the quarter and announced the launch of MogoCrypto in limited release on March 29, 2018, which is anticipated to begin generating revenue in the second quarter of 2018.

Subscription and services grew by 110% in the three months ended March 31, 2018 compared to the same period last year, and now represents 34.7% of total revenue. We are very encouraged by this strong growth and remain focused on continuing to drive growth in this segment by ramping existing products, and introducing new products on our digital platform to add value to our large and growing member base.

We believe that we are uniquely positioned to provide a mix of subscription options to appeal to various demographics of Mogo Members and their particular product interests, aided by the recent launch of MogoProtect and the MogoCrypto account, which provide access to identity theft protection and the buying and selling of bitcoin. We expect these products to continue driving future growth in subscription and services.

Revenue excluding loan fees

Revenue excluding loan fees is calculated as total revenue less revenue from loan fees, which are related to the Company's legacy short-term loans. Revenue excluding loan fees increased by 60% for the three months ended March 31, 2018 when compared to the same period last year, driven primarily by subscription and services which increased by 110% during the same period. Interest revenue also contributed to revenue growth, increasing by 31.1% to $5.4 million for the three months ended March 31, 2018, compared to $4.1 million for the comparative period as we grew our gross loans receivable – long-term(1).

Revenue excluding loan fees is a measure used by our management and Board to understand and evaluate trends within our core products.

Gross Profit

Gross profit as a percentage of revenue decreased marginally by 0.7% to 65.4% for the three months ended March 31, 2018 compared to 66.1% for the same period last year. This change is primarily related to the adoption of IFRS 9, which increased the provision for loan losses as a percentage of revenue compared to the same period last year. IFRS 9 accelerates the provisioning for loan losses prior to the occurrence of an actual impairment event, which has a less favourable impact on gross profit margin in periods of loan book growth. This impact was partially offset by a growth in subscription and services which generates higher margins.

It is important to note that the adoption of IFRS 9 in 2018 does not directly impact the charge off rate of the Company’s loans receivable portfolio. Likewise, IFRS 9 adoption does not impact the cash flows used in and generated by the Company’s loans receivable portfolio, since the periodic changes in the allowance for loan losses is a non-cash item. For further discussion on the adoption of IFRS 9, refer to the Changes in Accounting Policies section of the MD&A.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Funding Interest expense

The Company continued to grow its loan portfolio during the three months ended March 31, 2018 resulting in an increase in facility drawdown on Credit Facility – Liquid by $2.2 million and Credit Facility – Other by $1.6 million generating a corresponding increase in funding interest expense. Funding interest expense for the three months ended March 31, 2018 was $2.0 million, an increase of $0.4 million or 22.8% over the same period last year. Management expects funding costs to continue to increase in absolute dollars in the future as our loan portfolio grows.

Contribution and Contribution Margin (1)

Contribution increased by 39.0% to $5.4 million during the three months ended March 31, 2018 from $3.9 million during the prior year period. During this same period, contribution margin increased to 38.0% from 34.7%, respectively. The increase in our contribution margin is mainly attributable to an increase in our revenue, particularly our higher margin subscription and services. In addition, Customer Service & Operations expenses remained stable despite growing revenue, contributing to the increase in margin.

Adjusted EBITDA (1)

The Company achieved positive adjusted EBITDA of $0.3 million during the three months ended March 31, 2018, which is consistent with the same period last year. This represents the Company’s seventh consecutive quarter of positive adjusted EBITDA. Growth in Contribution was partially offset by investments in Technology and Development and Marketing to develop and launch our new products including MogoProtect and MogoCrypto.

Adjusted Net Income (Loss) (1)

Adjusted net income (loss) during the three months ended March 31, 2018 was ($4.9) million, a 28.4% increase compared to ($3.8) million in the same period last year. The change is mainly attributable to an increase in interest expense that is partially offset by the variances previously explained in adjusted EBITDA.

Cash Provided by (Used in) Operating Activities before Investment in Gross Loans Receivable (1)

Cash provided by (used in) operating activities before investment in gross loans receivable (1) decreased by $1.5 million to ($0.2) million from $1.3 million for the three months ended March 31, 2018 compared to the same period last year. This is mainly attributable to the timing of changes in working capital. Certain outflows relating to accounts payable and accruals occurred in the first quarter of 2018, whereas these payments were deferred to later periods in the prior year. Cash inflows from operating activities before changes in working capital was $0.5 million for the three months ended March 31, 2018, consistent with the same period last year.

Charge-Off Rate (1)

Charge-off rate was 13.7% in the three months ended March 31, 2018 compared to 19.7% in the same quarter last year. The improvement in charge-off rate is mainly attributable to strong credit performance and the Company’s continued strategic shift from short-term loan products to lower risk installment loans and line of credit products. It is important to note that the adoption of IFRS 9 on January 1, 2018 had no impact on the comparability of the charge-off rate for the 3 months ended March 31, 2018 to the same period last year. The Company continues to write off customer balances when they are greater than 180 days delinquent. Going forward, the Company’s charge-off rate is expected to align with its prior year annualized average as opposed to its current quarter charge off rate.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Average Revenue per Member (ARPM) (1)

ARPM decreased to $25 during the three months ended March 31, 2018 compared to $30 during the same period last year. The decrease in ARPM is mainly driven by a significant increase to our member base while we are still in early stages of ramping up our new products. As we continue to ramp up existing products and add additional products, we eventually expect this metric to increase.

Mogo Members (1)

The Company experienced accelerated member growth during the three months ended March 31, 2018, adding approximately 60,000 net members since December 31, 2017, compared to an addition of 48,000 net members in three months ended March 31, 2017. This represents a 25% increase in net member growth from the comparative period. Our total member base has grown from 396,000 members as at March 31, 2017 to 604,000 members as at March 31, 2018, representing an increase of approximately 53% or 208,000 net members over the past year. The continuous increase in our member base reflects increased brand awareness through our Postmedia marketing collaboration agreement and continuing adoption of the Company’s new and existing products.

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended March 31, 2018 and 2017:

($000s, except per share amounts)
	Three months ended March 31
	2018	2017
Revenue	$14,333	$11,281
Cost of revenue	4,962	3,823
Gross profit	9,371	7,458
Technology and development expenses	3,206	2,779
Marketing expenses	2,354	1,363
Customer service and operations expenses	1,961	1,941
General and administration expenses	2,930	2,239
Operating expenses	10,451	8,322
Income (loss) from operations	(1,080)	(864)
Funding interest expense	1,972	1,606
Corporate interest expense	2,111	1,569
Unrealized foreign exchange loss (gain)	221	(58)
Unrealized loss (gain) on derivative liability	(1,554)	482
Other one-time expenses	120	118
Provision (refund) for income taxes	-	(8)
Net loss after tax	(3,950)	(4,573)
Adjusted EBITDA(1)	303	257
Adjusted net loss (1)	(4,871)	(3,793)
Net loss per share (Basic and fully diluted)	(0.17)	(0.25)

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Revenue

The following table summarizes revenue for the three months ended March 31, 2018 and 2017:

($000s, except percentages)
	Three months ended March 31		Percentage
	2018	2017	Change

Subscription and services	$4,970	$2,368	110%
Interest revenue	5,418	4,132	31%
Loan fees	3,945	4,781	(18)%
Revenue	14,333	11,281	27%

The following table summarizes the percentage contribution to total Revenue from each of our revenue streams:

	Three months ended March 31
	2018	2017

Subscription and services	35%	21%
Interest revenue	38%	37%
Loan fees	27%	42%
Revenue	100%	100%

Subscription and services – represents premium account fees, MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, loan protection premiums, bitcoin mining revenue, and other fees and charges. This caption was renamed from “subscription and fee based revenue” in the current period to provide a broader description that appropriately captures new revenue streams.

Interest revenue - represents interest on our long-term loan products. Our long-term loans fall into two categories: line of credit accounts and installment loans. This caption was renamed from “loan interest” in the current period to provide greater clarity.

Loan fees - represent fees from our legacy short-term loan products, which generally have terms ranging from 14-30 days.

Revenue increased by 27.0% to $14.3 million from $11.3 million for the three months ended March 31, 2018 and 2017, respectively. Excluding loan fees, core revenue increased by 60% to $10.4 million from $6.5 million for the three months ended March 31, 2018 and 2017 respectively.

Subscription and services was the primary driver of revenue growth this quarter, increasing by 110.0% to $5.0 million from $2.4 million in the three months ended March 31, 2018 and 2017, respectively. The increase in subscription and services, which now represents 34.7% of total revenue, is driven by an increasing uptake of premium account services and continued growth in our non-loan related products as well as the impact of the Company’s recent agreement to lease 1,000 Bitcoin mining machines hosted and operated by DMG Blockchain Solutions Inc.

Interest revenue increased by 31.1% to $5.4 million from $4.1 million for the three months ended March 31, 2018 and 2017, respectively. The increase in interest revenue is a result of the Company’s continued growth in its long-term loan products.

Loan fees decreased by 17.5% to $3.9 million from $4.8 million for the three months ended March 31, 2018 and 2017, respectively. This is due to the Company’s continued strategic shift away from short-term loan products, and we expect this trend to accelerate in 2018.

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Management’s Discussion and Analysis

Cost of revenue and gross profit

The following table summarizes the cost of revenue and gross profit for the three months ended March 31, 2018 and 2017:

($000s, except percentages)
	Three months ended March 31		Percentage
	2018	2017	Change

Revenue	$14,333	$11,281	27%

Provision for loan losses, net of recoveries	3,628	2,839	28%
Transaction costs	1,334	984	36%
Cost of revenue	4,962	3,823	30%

Gross Profit	$9,371	$7,458	26%
Gross Profit %	65%	66%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. The cost of revenue for the three months ended March 31, 2018 was $4.9 million, an increase of 29.8% compared to the same period last year, corresponding with the 27.0% increase in revenue over the same period.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

The provision for loan losses increased to $3.6 million from $2.8 million during the three months ended March 31, 2018 and 2017 respectively, driven by loan book growth and the adoption of IFRS 9. IFRS 9 adoption resulted in a slight decrease to gross profit margin relative to the comparative period, since it requires the provisioning for loan losses prior to the occurrence of an actual impairment event, resulting in a higher provision expense in periods of loan book growth as was the case in the first quarter of 2018. As permitted by the standard, the prior period comparative was not restated for the impact of IFRS 9.

Transaction costs consist of variable costs incurred with third-party vendors and include expenses such as payment processing fees, underwriting and credit scoring, loan system transaction fees, costs of the Company’s loan protection program and fees related to our MogoCard program. Transaction costs for the three months ended March 31, 2018 were $1.3 million, a 35.6% increase compared to the transaction costs of $1.0 million in same period last year. The increase in transaction costs is driven largely by growth in the loan protection program, which also resulted in a corresponding increase to revenues.

Gross profit increased by 25.7% to $9.4 million for the three months ended March 31, 2018 from $7.5 million in the same period last year. The improvement in gross profit for the three months ended March 31, 2018 is mainly due to growth in the Company’s revenue while maintaining a relatively consistent gross profit margin as compared to the same period last year.

Gross profit margin in the three months ended March 31, 2018 benefited from growth in higher margin subscription and services. This was offset by an increase in the provision for loan losses resulting from growth in gross accounts receivable during the quarter, compared to a decrease in gross accounts receivable in the first quarter of 2017.

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Management’s Discussion and Analysis

Technology and Development Expenses

The following table provides the technology and development expenses for the three months ended March 31, 2018 and 2017:

($000s, except percentages)
	Three months ended March 31		Percentage
	2018	2017	Change

Technology and development expenses	$3,206	$2,779	15%
As a percentage of revenue	22%	25%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third-party data acquisition expenses, professional services, consulting costs, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, amortization of capitalized software costs related to our technology platform and allocated overhead.

Technology and development expenses for the three months ended March 31, 2018 were $3.2 million, a 15.4% increase compared to the same period last year. Technology and development expenses as a percentage of revenue decreased from 24.6% to 22.4% for the three months ended March 31, 2018, compared to the corresponding period last year. The increase in total costs was primarily attributable to an increase in non-capitalizable personnel costs and technology related expenses as we expand the development of our fully digital financial services platform.

The capitalization of technology and development expenses was $1.4 million for the three months ended March 31, 2018, consistent with the corresponding period last year. The continuous spending on technology highlights the Company’s commitment to investing in its technology platform for future product and service improvements. The primary development initiatives during the current period related to MogoCrypto, digital loan solution, and MogoProtect. As the Company’s new products are put into use, we are expecting a corresponding increase in our amortization cost.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform that enhances member experience and promotes member engagement. We expect this to help drive ongoing growth in active members and in turn increase revenue.

Marketing Expenses

The following table provides the marketing expenses for the three months ended March 31, 2018 and 2017:

($000s, except percentages)
	Three months ended March 31		Percentage
	2018	2017	Change

Marketing expenses	$2,354	$1,363	73%
As a percentage of revenue	16%	12%

Marketing expenses consist of salaries and personnel-related costs of our marketing employees, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), revenue share payments to Postmedia, public relations, promotional event programs, corporate communications, and allocated overhead.

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Management’s Discussion and Analysis

Marketing expenses for the three months ended March 31, 2018 were $2.4 million, a 72.7% increase as compared to the same period last year. The increase in marketing expenses for the three months ended March 31, 2018 was to support search engine optimization, the launch of MogoCrypto, and the Company’s resumed focus on loan growth.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the three months ended March 31, 2018 and 2017:

($000s, except percentages)
	Three months ended March 31		Percentage
	2018	2017	Change

Customer Service and Operations expenses	$1,961	$1,941	1%
As a percentage of revenue	14%	17%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel-related costs related to customer support and collections employees. Additional expenses include third-party expenses related to credit data sources, collections and allocated overhead.

CS&O expenses for the three months ended March 31, 2018 were $2.0 million, a marginal increase of 1.0% compared to the same period last year. CS&O expenses as a percentage of revenue decreased to 13.7% for the three months ended March 31, 2018, compared to 17.2% in the corresponding period last year. These changes were primarily driven by a decrease in personnel-related cost partially offset by an increase in credit refresh costs related to our free monthly credit score product.

General and Administration Expenses

The following table provides the general and administration expenses for the three months ended March 31, 2018 and 2017:

($000s, except percentages)
	Three months ended March 31		Percentage
	2018	2017	Change

General and administration expenses	$2,930	$2,239	31%
As a percentage of revenue	20%	20%

General and administration expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, funding, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, other corporate expenses and travel.

General and administration expenses for the three months ended March 31, 2018 were $2.9 million, a 30.9% increase compared to the same period last year. The increase observed during the first quarter of 2018 is primarily attributable to an increase in personnel and stock compensation costs relative to the comparative period. As a percentage of revenue, general and administration expenses were consistent for the three months ended March 31, 2018 and 2017.

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Management’s Discussion and Analysis

Funding Interest Expense

The following table provides a breakdown of funding interest expense for the three months ended March 31, 2018 and 2017:

($000s, except percentages)
	Three months ended March 31		Percentage
	2018	2017	Change

Funding interest expense - Credit facility- Liquid	$900	$653	38%
Funding interest expense - Credit facility- Other	1,072	953	13%
Total funding interest expense	1,972	1,606	23%
As a percentage of revenue	14%	14%

Funding interest expense relates to the costs incurred in connection with the credit facilities used to fund our lending activities, including interest expense, fees, and amortization of deferred financing costs.

Funding interest expense for the three months ended March 31, 2018 was $2.0 million, a 22.8% increase as compared to the same period last year, due to increased usage of our credit facilities as a result of the growth in gross loans receivable. Funding interest expense as a percentage of revenue decreased marginally from 14.2% to 13.8% for the three months ended March 31, 2018, as compared to the corresponding period last year.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three months ended March 31, 2018 and 2017:

($000s, except percentages)
	Three months ended March 31		Percentage
	2018	2017	Change

Corporate interest expense	$2,111	$1,569	35%
Unrealized foreign exchange (gain) loss	221	(58)	n/a
Unrealized loss (gain) on derivative liability	(1,554)	482	n/a
Other one-time expenses	120	118	2%
Total other expense	898	2,111	(57)%
As a percentage of revenue	6%	19%

Total other expense decreased to $0.9 million from $2.1 million in the three months ended March 31, 2018 and 2017 respectively. The change is driven primarily by unrealized gains and losses on derivative liability, corporate interest expense, and unrealized foreign exchange gain and loss.

The unrealized gains and losses on derivative liability, a non-cash item, are related to the warrants issued to our lender. These warrants are revalued at each reporting period using the Black-Scholes option pricing model, which require inputs including the Company’s current stock price, volatility, the prevailing risk free interest rate, and expected life of the warrants. The change in any of the inputs will change the fair value of liability resulting in an unrealized gain or loss recorded in the consolidated statements of comprehensive loss. The change in unrealized (gain) losses during the three months ended March 31, 2018, is primarily due to a change in the Company’s share price as compared to the corresponding prior period.

Corporate interest expense consists of interest expense and amortization of deferred financing costs related to our non-convertible and convertible debentures. Corporate interest expense for the three months ended March 31, 2018 was $2.1 million, a 34.5% increase as compared to the same period last year. The increase in corporate interest expense is related to accrued interest expense on our convertible debentures issued June 6, 2017.

14 | Page

Management’s Discussion and Analysis

Our presentation and functional currency is in Canadian (CAD) dollars. Our operations are based in Canada and we derive all of our revenue in CAD dollars. Unrealized foreign exchange gains and losses are primarily associated with the translation of $4.8 million in United States dollar denominated debentures. The Company recognized unrealized foreign exchange loss of $0.2 million and a gain of $0.1 million for the three months ended March 31, 2018 and 2017 respectively.

Selected Quarterly Information

($000s, except per share amounts)
	2018	2017				2016
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Income Statement Highlights
Revenue	$14,333	$13,331	$12,579	$11,490	$11,281	$11,827	$12,612	$12,699
Gross profit	9,371	9,108	8,567	7,676	7,458	7,766	7,601	7,532
Net loss before tax	(3,948)	(6,102)	(3,717)	(5,330)	(4,581)	(3,227)	(3,577)	(4,634)

Net loss per common share	(0.17)	(0.33)	(0.20)	(0.29)	(0.25)	(0.18)	(0.20)	(0.25)
(Basic and fully diluted)

Non-IFRS Financial Measures
Revenue excluding loan fees(1)	10,388	9,212	8,382	7,065	6,500	6,190	6,366	5,921
Contribution(1)	5,442	5,382	4,898	4,175	3,911	4,430	4,236	4,367

Total revenues have trended upwards since the first quarter of 2017, driven primarily by continuous growth in our subscription and services and increasing uptake in our broadening portfolio of products and premium account solutions. Interest revenue has also increased quarter over quarter, as we continue to focus on the growth of our long-term loan products. Both of these revenue segments have exhibited a continuous overall growth pattern in the past two years.

Prior to the first quarter of 2017, we experienced a decline in revenues attributable to the start of our strategic shift away from short-term loans and towards long-term loans. While we have subsequently continued our exit from the short-term loan business, accelerated growth in subscription and services and interest revenue has outpaced declining loan fees in recent quarters resulting in overall net revenue growth.

Gross profit and contribution have continued to grow overall in the past two years, trending with revenue growth and benefiting from growth in higher margin subscription and services, and improvement in our charge-off rates. Variations in net loss before tax in recent quarters are driven primarily by changes in non-cash related items such as the unrealized gain or loss on derivative financial liability and stock based compensation expense.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

15 | Page

Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at March 31, 2018:

($000s)

	As at
	March 31, 2018	January 1, 2018	December 31, 2017

Cash	$35,700	$40,560	$40,560
Loans receivable, net	71,179	68,325	73,460
Total assets	127,701	129,568	134,703
Credit facilities	61,020	57,110	57,110
Debentures	39,857	39,680	39,680
Convertible debentures	11,311	12,864	12,864
Total liabilities	120,985	120,908	120,908
Total shareholders’ equity	6,716	8,660	13,795

On January 1, 2018, the Company adopted IFRS 9, which prescribes a new expected credit loss methodology to measure the allowance for loan losses. This change in policy resulted in a non-cash opening balance sheet adjustment of $5.1 million to loans receivable, which is presented net of the allowance on the balance sheet. As permitted under the standard, the adjustment was charged to opening deficit as at January 1, 2018, and the comparative balance at December 31, 2017 was not restated.

After the opening balance sheet adjustment, total assets decreased by $1.9 million or 1.4% during the three months ended March 31, 2018. Cash decreased by $4.9 million in the quarter primarily to fund the growth of loans receivable. This was partially offset by the corresponding increase in carrying value of loans receivable, reduced by the impact of charge-offs and additional provision for loan losses in the quarter.

Total liabilities increased marginally by $0.1 million or 0.1% during the three months ended March 31 2018. There was a $3.9 million increase in our credit facilities due to advances drawn to fund loan originations, offset by a reduction in accounts payable and accruals, a decrease in convertible debentures due to partial conversion of the balance into equity during the quarter, and a decrease in the derivative financial liability described in the “Other Income and Expense” section above.

Loans receivable

The following table provides a breakdown of loans receivable as at March 31, 2018:

($000s)

	As at
	March 31, 2018	January 1, 2018	December 31, 2017

Gross loans receivable – long-term(1)	$75,751	$71,833	$71,833
Gross loans receivable – short-term(1)	8,787	9,061	9,061
Gross loans receivable	84,538	80,894	80,894
Allowance for loan losses	(13,359)	(12,569)	(7,434)
Net loans receivable	71,179	68,325	73,460

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

16 | Page

Management’s Discussion and Analysis

Gross loans receivable is an IFRS measure the Company uses to assess its asset growth and capital efficiency. We consider the growth in gross loans receivable to be a significant element of the Company’s performance as it increases our revenue generating assets and represents a growing customer base to which the Company can market additional products that leverage its digital platform. One of our strategies is to grow our long-term loan portfolio as it not only drives interest revenue in the current period, but more importantly builds a longer term revenue stream as these loans remain outstanding longer. Growth in gross loans receivable is driven by several factors including an increase in the number of customers and an increase in the average loan amount.

The gross loans receivable – long-term portfolio was approximately $75.8 million at March 31, 2018, an increase of $3.9 million or 5.4% compared to the balance as at December 31, 2017. Gross loans receivable – long-term represented 89.6% of the total gross loans receivable as at March 31, 2018, up from 88.8% as at December 31, 2017. The overall increase in gross loan receivable is primarily driven by growth in our long-term loan products, which is offset by a deliberate shift away from our short-term loan products. This shift is expected to accelerate in 2018 resulting in a significant decline in short-term receivables.

The following table provides the breakdown of gross loans receivable by geographic distribution:

($000s, except percentages)

	As at
	March 31, 2018					December 31, 2017
	AB	BC	ON	Others	Total	AB	BC	ON	Others	Total

Gross loans receivable	$10,906	$14,922	$57,193	$1,517	$84,538	$10,428	$14,393	$55,228	$845	$80,894
% of total gross loans receivables	13%	18%	68%	1%	100%	13%	18%	68%	1%	100%

Outstanding loans receivable originated in Ontario remains the major portion of our total gross loans receivable portfolio. During 2017, the Company expanded into New Brunswick, Newfoundland, Prince Edward Island and Manitoba, and originations in these provinces are included in Others.

Reconciliation of allowance for loan losses as at March 31, 2018 and December 31, 2017 is as follows:

($000s)

	Three months ended March 31, 2018	Year ended December 31, 2017

Allowance for loan losses, beginning of period	$7,434	$7,311
Impact of adopting IFRS 9 on January 1, 2018	5,135	-
Allowance for loan losses	12,569	7,311
Provision for loan losses	4,100	13,343
Loans charged-off	(3,310)	(13,220)
Allowance for loan losses, end of period	13,359	7,434

The allowance for loan losses is reported on the Company’s balance sheet and is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio.

The adoption of IFRS 9 resulted in a $5.1 million opening balance sheet adjustment to the allowance for loan losses as at January 1, 2018. This increase does not represent a change in the expected recovery value of the underlying loans receivable as at that date, but is rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future timeframe. This includes provisioning an allowance for “Stage 1” performing loans that have not experienced any significant increase in credit risk since initial recognition. Stage 1 loans receivable comprise $7.0 million of the $13.4 million allowance for loan losses as at March 31, 2018. Refer to the Changes in Accounting Policies section for a description of the Company’s methodology for calculating the allowance for loan losses under IFRS 9.

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Management’s Discussion and Analysis

The allowance for loan losses was $13.4 million as at March 31, 2018, compared to $12.6 million at January 1, 2018. The increase of $0.8 million is driven primarily by the growth in the Company’s gross loan receivables during the period, resulting in a corresponding recognition of allowance.

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, in order to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

($000s)

	March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	75,242	-	27	75,269
1-30 days past due	2,151	-	285	2,436
31-60 days past due	-	1,205	326	1,531
61-90 days past due	-	942	334	1,276
91-180 days past due	-	-	4,026	4,026
Gross loans receivable	77,393	2,147	4,998	84,538
Allowance for loan losses	(6,997)	(1,754)	(4,608)	(13,359)
Loans receivable, net	70,396	393	390	71,179

The following table presents comparative figures as at December 31, 2017 in accordance with IAS 39. In contrast to IFRS 9, these receivables were aged on an individual payment basis rather than at the customer balance level:

Age analysis of loans receivable	December 31, 2017
Not past due	73,965
1-30 days past due	1,546
31-60 days past due	1,296
61-90 days past due	1,183
91-180 days past due	2,904
Gross loans receivable	80,894
Allowance for loan losses	(7,434)
Loans receivable, net	73,460

The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries are recorded as a cost of revenue in the consolidated statements of comprehensive loss.

The Company fully reserves and charges off consumer loans once the loan or a portion of the loan has been classified as delinquent for 180 consecutive days. Loans classified as delinquent generally have an age of 1 to 179 days from the date any portion of the loan became delinquent, as defined above. Recoveries on loans previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

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Management’s Discussion and Analysis

Transactions with Related Parties

The significant related-party transactions that occurred during the three months ended March 31, 2018 were transactions with debenture holders that incur interest. Interest incurred on related party debenture balances during the three months ended March 31, 2018 remained consistent at $0.1 million compared to same period of last year. Debenture balances include $3.1 million due to related parties, as at March 31, 2018 ($3.1 million as at December 31, 2017). The related parties involved in such transactions were (i) members of the family of Praveen Varshney, a director of the Company, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) members of the family of Gregory Feller, a director and officer of the Company, and entities which are directly or indirectly controlled by members of Mr. Feller’s family; and (iii) members of the family of David Feller, a director and officer of the Company and entities which are directly or indirectly controlled by members of his family. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources. The Company’s only off-balance sheet arrangements consist of operating leases entered into in the ordinary course of business.

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of the IPO which raised $50 million in 2015, subsequent issuance of common shares, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures discussed below as they become due and payable.

Use of proceeds:

Issuance of common shares

On December 28, 2017, the Company issued 3.8 million common shares at $7 per share and realized net proceeds of $24.4 million. Net proceeds from the Offering will be used to fund the enhancement of the Company's existing digital platform and products, and the research and development of new products.  The Company also intends to use the net proceeds for working capital and other general corporate purposes. To date we have utilized $1.4 million to invest in our platform through technology and development.

Convertible debentures

We issued $15.0 million in convertible debentures in June of 2017, realizing net proceeds of approximately $13.4 million. The Company intends to use the net proceeds from the offering to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are primarily funded using two credit facilities with Fortress, with a portion of each loan funded by the Company. The net proceeds of the offering are expected to be used to satisfy the Company funded portion of each new loan.

However there may be circumstances where, for sound business reasons, a reallocation of proceeds may be deemed prudent or necessary. For example, some portion of the net proceeds could be used to fund strategic acquisition opportunities in order to accelerate one or more of the Company’s existing products and/or add additional products that complement its consumer facing digital platform, should any such opportunities arise.

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Management’s Discussion and Analysis

To date, we have utilized $11.8 million in investment in loans receivable.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months ended March 31, 2018 and 2017:

($000s)

	Three months ended March 31
	2018	2017

Cash provided by (used in) operating activities before investment in loans receivable	$(227)	$1,267
Cash invested in loans receivable	(6,954)	(2,197)
Cash used in operating activities	(7,181)	(930)
Cash used in investing activities	(1,492)	(1,573)
Cash provided by financing activities	3,813	(230)
Net increase (decrease) in cash for the period	(4,860)	(2,733)

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue as well as the servicing and funding of our loan products, including payment of associated direct costs and receipt of associated fees, offset by customer repayments of these long-term and short-term loans.

Cash provided by (used in) operating activities was ($7.2) million for the three months ended March 31, 2018. Included in these amounts were net cash investments in loans receivable of $6.9 million for the three months ended March 31, 2018. If these net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash flow provided by (used in) operating activities would be ($0.2) million during the three months ended March 31, 2018. This represents a decrease of $1.5 million from the three months ended March 31, 2017, which is mainly attributable to differences in outflows related to accounts payable and accruals. The overall increase in cash used in operating activities to $7.2 million in the three months ended March 31, 2018 from $0.9 million in the three months ended March 31, 2017 is primarily due to cash invested in the growth of our loan portfolio.

Cash provided by (used in) investing activities

Our investing activities consists primarily of purchases of property equipment and software, and the capitalization of software development costs. Purchases of property, equipment and software and capitalized software development costs may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal-use technology.

For the three months ended March 31, 2018, cash used for the purchase of property and equipment and investment in software was $1.5 million, a decrease of $0.1 million from the same period in 2017. We expect to continue investing in additional property and equipment and additional internal-use software, in order to support the growth in our customer base and the continued build out of our digital technology platform and new products.

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Management’s Discussion and Analysis

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, debentures and borrowings from the credit facilities.

Cash provided by financing activities for the three months ended March 31, 2018 was $3.8 million, an increase of $4.0 million compared to the same period in 2017, primarily due to advances from credit facilities to fund loan originations.

Contractual Obligations

The following table shows contractual obligations as at March 31, 2018, including commitments relating to leasing contracts:

($000s)

	2018	2019	2020	2021	2022	Thereafter

Commitments
Estimated lease payments	$922	$1,155	$683	$85	$85	$255
Accounts payable	6,594	-	-	-	-	-
Credit Facility – Liquid	-	-	30,860	-	-	-
Credit Facility – Other	-	-	30,160	-	-	-
Debentures	-	-	38,986	871	-	-
Convertible debentures	-	-	11,311	-	-	-
Total contractual obligations	7,516	$1,155	112,000	956	85	255

The following table shows contractual obligations as at December 31, 2017, including commitments relating to leasing contracts:

($000s)

	2018	2019	2020	2021	2022	Thereafter

Commitments
Estimated lease payments	$1,224	$1,155	$683	$85	$85	$255
Accounts payable	7,468	-	-	-	-	-
Credit Facility – Liquid	-	-	28,552	-	-	-
Credit Facility – ST	-	-	28,558	-	-	-
Debentures	-	-	39,180	500	-	-
Convertible debentures	-	-	12,864	-	-	-
Total contractual obligations	8,692	1,155	109,837	585	85	255

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Management’s Discussion and Analysis

Disclosure of Outstanding Shares

As of May 7, 2018, our authorized capital consists of an unlimited number of common shares without par value. On September 15, 2017, the Company created a new class of preferred shares, issuable in one or more series. As of May 7, 2018, no preferred shares have been issued.

Changes in the number of common shares, options, restricted share units and deferred shares units outstanding during three months ended March 31, 2018 and the outstanding balances as at May 7, 2018 are as follows:

Class of Security	Number outstanding at December 31, 2017	Net issued (grants, repurchases, cancellations and exercises)	Number outstanding at March 31, 2018	Net issued (grants, repurchases, cancellations and exercises)	Number outstanding at May 7, 2018
Common Shares	22,275	401	22,676	1	22,677
Stock Options	3,099	30	3,129	(136)	2,993
Restricted Share Units	145	-	145	(27)	118
Common share purchase warrants	1,779	-	1,779	-	1,779

Changes in the three months ended March 31, 2018 relate primarily to the number of outstanding common shares, which increased by approximately 0.4 million relative to December 31, 2017, on account of the conversion of 0.4 million convertible debentures.

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in our financial statements.

The Company acts as a lender and has little concentration of credit risk with any particular individual, company or other entity relating to these services, however the Company is subject to a higher level of credit risk due to the credit constrained nature of many of the Company’s customers and in circumstances in which they do not comply with the Company’s policies and procedures. The credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs ongoing credit evaluations, aging of loans receivable, payment history and allows for uncollectible amounts when determinable.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company evaluates the concentration of risk with respect to customer loans receivable as low, as its customers are located in several jurisdictions and operate independently. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company currently does not actively hedge foreign currency risk and transacts in foreign currencies on a spot basis. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars.

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Management’s Discussion and Analysis

(USD $000s)

	As at
	March 31, 2018	December 31, 2017

Cash	$250	$171
Debentures	4,770	4,770

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest that fluctuates with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at March 31, 2018, LIBOR is 1.88% (December 31, 2017 – 1.56%). A 0.50 basis point increase in LIBOR would increase annual funding interest expense by $279. The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our annual information form dated March 6, 2018 for the year ended December 31, 2017 and elsewhere in this MD&A.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Revenue excluding loan fees, contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in gross loans receivable, charge-off rate, average revenue per member, Mogo members, and gross loans receivable (long-term and short-term) are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non-IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

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Management’s Discussion and Analysis

Revenue excluding loan fees

Revenue excluding loan fees is a non-IFRS financial measure that we calculate as total revenue less revenue from loan fees. Revenue excluding loan fees is a measure used by our management and Board to understand and evaluate trends within our core revenue. The Company continues to accelerate its strategic shift away from short term lending, and thus we consider it important to highlight trends in revenue relating to our primary revenue segments.

The following table presents a reconciliation of revenue excluding loan fees to revenue, the most comparable IFRS financial measure for each of the periods indicated:

($000s)

	Three months ended March 31
	2018	2017

Revenue	$14,333	$11,281
Less:
Loan fees	(3,945)	(4,781)
Revenue excluding loan fees	10,388	6,500

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as revenue less transaction expenses, provision for loan losses, net of recoveries, funding interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Contribution and contribution margin have varied from period to period and have generally increased over time. Factors that affect our contribution and contribution margin include revenue mix, transaction costs and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to gross profit, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)

	Three months ended March 31
	2018	2017

Gross profit	$9,371	$7,458
Less:
Funding interest expense	(1,972)	(1,606)
Customer Service and Operations expenses	(1,961)	(1,941)
Contribution	5,438	3,911

Revenue	14,333	11,281
Contribution Margin	38%	35%

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock based compensation expense, non-recurring non-operating expenses, funding interest expense, corporate interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. This measure differs from contribution in that adjusted EBITDA includes additional operating costs, such as general and administration expenses and marketing, but excludes funding interest costs.

The following table presents a reconciliation of adjusted EBITDA to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s)

	Three months ended March 31
	2018	2017

Loss before income taxes	$(3,950)	$(4,581)
Depreciation and amortization	1,091	875
Stock-based compensation	292	246
Funding interest expense	1,972	1,606
Corporate interest expense	2,111	1,569
Unrealized foreign exchange loss (gain)	221	(58)
Other one-time expenses	120	118
Unrealized loss (gain) on derivative liability	(1,554)	482
Adjusted EBITDA	303	257

Adjusted Net Income (Loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as loss before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and non-recurring non-operating expenses. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net income (loss) includes depreciation and amortization, funding interest expense and corporate interest expense so is a more complete picture of the company’s overall performance.

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Management’s Discussion and Analysis

The following table presents a reconciliation of adjusted net income (loss) to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s)

	Three months ended March 31
	2018	2017

Loss before income taxes	$(3,950)	$(4,581)
Stock-based compensation	292	246
Unrealized foreign exchange (gain) loss	221	(58)
Other one-time expenses	120	118
Unrealized loss (gain) on derivative liability	(1,554)	482
Adjusted net loss	(4,871)	(3,793)

Cash Provided by (Used in) Operating Activities before Investment in Gross Loans Receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is calculated as excluding net cash used in loans investment from net cash used in operating activities. We consider cash provided by (used in) operating activities before investment in gross loans receivable to be a useful measure for understanding the cash flow generated by (or used in) our operating activities excluding our investment in loans receivable on our balance sheet. Specifically, as we continue to grow our loan receivables we expect to continue to invest significant capital in this asset on our balance sheet. However, we think it is also important for investors to understand and track the point at which our operations (excluding this investment) are generating positive cash flow so that we will be required to draw less cash from our credit facilities and cash balances to fund this investment.

The following table presents a reconciliation of cash provided by (used in) operating activities before investment in gross loans receivable, the most comparable IFRS financial measure for each of the period indicated:

($000s)

	Three months ended March 31
	2018	2017

Net cash used in operating activities	$(7,181)	$(937)
Increase in loans receivable	(6,954)	(2,197)
Cash provided by (used in) operations before investment in loans receivable	(227)	1,260

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

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Management’s Discussion and Analysis

The following table presents a reconciliation of charge-off rate to gross loans receivable, the most comparable IFRS financial measure for each of the periods indicated:

($000s)

	Three months ended March 31
	2018	2017

Charge-off net of recoveries	$2,837	$3,374
Gross loans receivable - opening balance	80,894	69,186
Gross loans receivable - ending balance	84,538	67,549
Simple average of Gross loans receivable	82,716	68,368
Charge-off rate (annualized)	13.7%	19.7%

Average Revenue per Member (ARPM)

ARPM is a non-IFRS financial measure that we calculate as the total revenue during a period divided by the average number of Mogo members in the period. ARPM measures the revenue that each Mogo member contributed during the reported period. We believe the ARPM is one of the key drivers of the Company’s future performance.  Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table presents a reconciliation of average revenue per member to revenue, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except Mogo members and ARPM)

	Three months ended March 31
	2018	2017

Revenue	$14,333	$11,281
Number of Mogo members – opening (000s)	544	348
Number of Mogo members – ending (000s)	604	396
Simple average of numbers of Mogo Members (000s)	574	372
Average revenue per member (ARPM in $)	$25	$30

Mogo Members

Mogo Members is not a financial measure. Mogo Members refers to the number of individuals who have signed up for one or more of our products and services including: consumer loans, prepaid visa card, mortgage, identity fraud protection, the MogoCrypto account which enables the buying and selling of bitcoin, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo Members if they do not use any of our products or services for 12 months. Reported Mogo Members may overstate the number of unique individuals who actively use our products and services within a 12 month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo Members who have accessed one of our products, including identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, personal loans, and the MogoCrypto account. Management believes that the size of our Mogo Member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo Members will continue to grow over time.

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Management’s Discussion and Analysis

Gross loans receivable (long-term and short-term)

Gross loans receivable (long-term and short-term) are non-IFRS financial measures which refer to loans receivable relating to the initial term of our loans receivable. We use the term “gross loans receivable – long-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of one year or more, which we refer to as “long-term loan products”. These include lines of credit that have a term of one year and installment loans that have terms of up to five years. We use the term “gross loans receivable – short-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of less than one year, which we refer to as “short-term loan products”. We consider it important to highlight our increased focus on growing our long-term loan portfolio as we execute on our strategy of being a full credit spectrum lender with a loan portfolio that is longer-term in nature. Recent legislative changes impacting certain short-term loans, including the reduction of maximum allowable fees, have been implemented in Alberta, British Columbia and Ontario and further amendments are being contemplated in Ontario. We have accelerated our strategic shift out of short-term loans while we continue the emphasis on growing our long-term portfolio and our new products.

Gross loans receivable represents the total amount of principal and fees outstanding to our customers at the end of the period before any provision for potential future charge-offs. We segregate gross loans receivable between gross loans receivable – long-term and gross loans receivable – short-term, both of which are non-IFRS financial measures. Under IFRS, receivables are classified as ‘current’ if they have maturities of a year or less from the balance sheet date, and as ‘non-current’ if they have maturities greater than a year from the balance sheet date.

The following table presents a reconciliation of gross loans receivable – long-term and gross loans receivable – short-term to gross loans receivable, the closest comparable IFRS financial measure:

($000s)

	As at
	March 31, 2018	December 31, 2017

Gross loans receivable – long-term	$75,751	$71,833
Gross loans receivable – short-term	8,787	9,061
Gross loans receivable	84,538	80,894

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and notes. These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically and the effect of a change in accounting estimate or assumption is recognized prospectively in the consolidated statement of comprehensive loss in the period of the change and in any future periods affected.

The areas where judgments, estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Loans receivable

Loans receivable are recorded net of an allowance for loan losses which is measured in accordance with the expected credit loss methodology prescribed under IFRS 9. The measurement of expected credit losses is an estimate that requires management to use a probability-weighted approach to consider relevant historical, current, and forward-looking information. This process inherently involves significant judgment, particularly in determining appropriate probability weighting and assessing the impact of forward-looking factors. This estimate is also based on a variety of other factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, historical loss experience, and general economic conditions. The methodology and assumptions used in setting the loan allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

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Management’s Discussion and Analysis

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where we operate and generate taxable income.

Fair value of share-based payments

We use the Black-Scholes valuation model to determine the fair value of equity settled stock options and warrants that are treated as derivative liabilities. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate.

Changes in Accounting Policies

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2018.

IFRS 9, Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s condensed consolidated financial statements.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. As permitted by the standard, the Company has chosen not to restate comparative consolidated financial statements.

Classification and measurement of financial assets

At initial recognition, financial assets are classified as measured at amortized cost, at fair value through profit or loss (“FVPTL”), or at fair value through other comprehensive income (“FVOCI”). IFRS 9 removes the previous IAS 39 classifications of loans and receivables, held to maturity, and available for sale.

The Company measures financial assets at amortized cost if the financial asset is held within a “hold to collect” business model, and if the contractual cash flows associated with the financial asset are solely payments of principal and interest on the principal amount outstanding. Financial assets fall with a “hold to collect” business model when the Company’s primary objective is to collect contractual cash flows on the assets rather than selling them.

Loans receivable are classified as amortized cost. They are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

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Management’s Discussion and Analysis

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on all financial assets at each reporting period date.

Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a financial instrument, using a probability-weighted approach that reflects reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped by product type and by customer tenure for the purpose of assessing ECLs. Scenarios and probability weights are re-assessed quarterly and subject to management review.

IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers. The new standard includes a five-step recognition and measurement approach for revenue arising from contracts with customers, and includes new requirements for accounting for contract costs. Revenues arising from financial instruments within the scope of IFRS 9 – Financial Instruments, specifically interest revenue and loan fees, are excluded from the scope of IFRS 15. All other revenue streams are included within the scope of IFRS 15.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s interim condensed consolidated financial statements.

Revenue Recognition

During the three months ended March 31, 2018, the Company commenced Bitcoin “mining” operations, which is the process of providing transaction verification services on the Bitcoin network. The Company receives Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value according to the spot price at the time they were mined. The Company leases Bitcoin mining equipment from a third party service provider who is also operating and hosting the machines.

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Management’s Discussion and Analysis

Accounting Standards Issued But Not Yet Effective

IFRS 16 - Leases

This standard replaces IAS 17, Leases, and requires lessees to account for leases on the statement of financial position by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has decided not to early adopt IFRS 16, and is currently assessing the impact of adopting this standard on its financial statements.

Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at March 31, 2018, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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